As filed with the Securities and Exchange Commission on March 26, 2004

                                                                   File No. 333-

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                V-ONE Corporation
               ---------------------------------------------------
             (Exact name of registrant as specified in its charter)


              Delaware                                  52-1953278
--------------------------------------    --------------------------------------
    (State or other jurisdiction                     (I.R.S. Employer
  of incorporation or organization)                 Identification No.)

            20300 Century Boulevard, Suite 200, Germantown, MD 20874
                                 (301) 515-5200
   --------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Margaret E. Grayson
                      President and Chief Executive Officer
                                V-ONE Corporation
                             20300 Century Boulevard
                                    Suite 200
                              Germantown, MD 20874
                                 (301) 515-5246
 -------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             Thomas F. Cooney, Esq.
                             Alissa A. Parisi, Esq.
                           Kirkpatrick & Lockhart LLP
                          1800 Massachusetts Avenue, NW
                            Washington, DC 20036-1800

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act
of 1933, check the following box.                                            [X]

      If the registrant elects to deliver its latest annual report (on Form 10-K) to security holders, or a complete and legal facsimile thereof, pursuant
to Item 11(a)(1) of this Form, check the following box.                      [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                                [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.                                                     [ ]

                               CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------
                                                  Proposed
  Title of Each Class of                          Maximum        Proposed Maximum     Amount of
     Securities To Be           Amount To      Offering Price       Aggregate       Registration
        Registered            Be Registered     Per Share(1)    Offering Price(1)      Fee(1)
-------------------------------------------------------------------------------------------------
Common Stock, $.001 par       12,000,000          $0.345           $4,140,000         $524.54
value per share (2)(3)
-------------------------------------------------------------------------------------------------
Common Stock, $.001 par        2,100,000          $0.345             $724,500          $91.79
value per share (3) (4)
-------------------------------------------------------------------------------------------------
Common Stock, $.001 par        1,260,000          $0.345             $434,700          $55.08
value per share (3) (5)
-------------------------------------------------------------------------------------------------
Total                         15,360,000          $0.345           $5,299,200         $671.41
-------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457 for the purpose of calculating the registration fee only; based upon the average of the high and low sales prices for the common stock of V-ONE Corporation ("Common Stock") reported on the "Pink Sheets" by the National Quotation Bureau, Inc. on March 23, 2004. Registration fee is calculated pursuant to Rule 457(c).

(2) Consists of 6,000,000 shares of Common Stock issuable upon the conversion of V-ONE Corporation's 7% Subordinated Convertible Notes and 6,000,000 shares of Common Stock issuable upon the exercise of detachable warrants to purchase Common Stock granted in connection with the offering of V-ONE Corporation's 7% Subordinated Convertible Notes.

(3) Pursuant to Rule 416(a), also includes such indeterminate number of additional shares of Common Stock as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(4) Represents shares of Common Stock issuable in discharge of accrued interest on V-ONE Corporation's 7% Subordinated Convertible Notes.

(5) Represents shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock granted to H. C. Wainwright & Co., Inc., placement agent for V-ONE Corporation's 7% Subordinated Convertible Notes offering.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Subject to Completion, March 26, 2004

                                15,360,000 SHARES

                                V-ONE CORPORATION

                                  COMMON STOCK


      The 15,360,000 shares of Common Stock of V-ONE Corporation ("V-ONE" or "the Company") offered through this prospectus may be sold by the stockholders listed on pages 8 and 9 of this prospectus. The sale of shares offered through this prospectus may be effected by the selling stockholders from time to time in transactions reported on the "Pink Sheets" by the National Quotation Bureau, Inc. in privately negotiated transactions or in a combination of such methods of sale. The shares may be sold at fixed prices that may change, at prices prevailing at the time of sale, at prices relating to such prevailing prices or at negotiated prices. None of the proceeds from this offering will be received by V-ONE.

      V-ONE's Common Stock is currently reported on the "Pink Sheets" by the National Quotation Bureau, Inc. under the trading symbol "VONE." V-ONE's principal executive offices are located at 20300 Century Boulevard, Suite 200, Germantown, Maryland 20874. V-ONE's telephone number is (301) 515-5200.

      POTENTIAL INVESTORS SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THEIR SHARES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                               _____________, 2004

                                V-ONE CORPORATION

      V-ONE develops, markets, and licenses a comprehensive suite of network security products that enables organizations to conduct secured electronic transactions and information exchange using private enterprise networks and public  networks,  such as the  Internet.  V-ONE's  suite of products  addresses network user authentication, perimeter security, access control, and data integrity through the use of smart cards, firewalls, and encryption technology. V-ONE's products interoperate seamlessly and can be combined to form a complete, integrated network security solution or can be used as independent components in customized security solutions. V-ONE's products have been designed with an open and flexible architecture to enable applications to work better and to support future network security standards. In addition, V-ONE's products enable organizations to deploy and scale their solutions from small, single-site networks to large, multi-site environments and can accommodate both wireline and wireless media.

      V-ONE was incorporated in Maryland in February 1993 and reincorporated in Delaware in February 1996. Effective July 2, 1996, V-ONE changed its name from "Virtual Open Network Environment Corporation" to "V-ONE Corporation."

                                  RISK FACTORS

      V-ONE operates in a rapidly changing environment that involves numerous risks, some of which are beyond V-ONE's control. The following discussion addresses risks V-ONE believes to be material to its business and operations. This prospectus contains "forward-looking statements." Such statements involve known and unknown risks and uncertainties that could cause V-ONE's actual performance or achievements to differ from any future performance or achievements expressed or implied by such statements. Readers should carefully consider the following risk factors before purchasing Common Stock of V-ONE. Readers are also referred to the documents filed by V-ONE with the Securities and Exchange Commission ("SEC"), specifically V-ONE's 2003 Annual Report on Form 10-K, which identify important risk factors for V-ONE.

      LACK OF AVAILABLE CAPITAL COULD ADVERSELY AFFECT V-ONE'S ABILITY TO CONTINUE OPERATIONS; COMPLETION OF AN OFFERING OF SECURITIES COULD BE CRUCIAL TO V-ONE'S ABILITY TO CONTINUE OPERATIONS.

      V-ONE may not be able to continue operations beyond December 31, 2004 unless it raises additional capital or receives purchase orders under active programs for federal, state and local governments that have been delayed as the federal government has sought to define the nature and scope of its Homeland Security initiative. V-ONE's operating activities used cash of approximately $29,000 in 2003, at an average "burn rate" of approximately $2,400 per month. V-ONE is continuing to streamline operations and reduce costs as it implements its turnaround strategy. V-ONE's approach as it navigates the market penetration phase of its turnaround program focuses on distribution of V-ONE's products to existing customers and channel partners. That said, V-ONE is very focused on the fact that its cash position may not be adequate to allow the Company to capitalize on all of the opportunities it has initiated. V-ONE will focus its engineering design efforts on completing features committed to meet the needs of existing and potential customers in the government sector and supporting relationships with its channel partners for sales and marketing to commercial accounts. V-ONE may not be able to maintain operations for any extended period of time without additional capital or a significant strategic transformative event. V-ONE's ability to continue as a going concern is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis or to obtain additional funding. There can be no assurance that the timing of acceptance and implementation of V-ONE's products with existing customers or proposed agreements will generate revenue for V-ONE to cover its cost of operations and meet its cash flow requirements.

      V-ONE  MAY  NEED  TO  RAISE  FUNDS  THROUGH  THE  ISSUANCE  OF  ADDITIONAL
SECURITIES,   WHICH   ISSUANCES  MAY  DIMINISH  THE  VALUE  OF  ITS  OUTSTANDING
SECURITIES.

      V-ONE may need to raise additional capital to fund the costs associated with the operation of its business beyond December 31, 2004. To meet its cash needs in the near term, V-ONE is depending upon product sales. V-ONE also intends to seek additional funding when market conditions improve. There can be no assurance that such funding will be available on acceptable terms or at all.

      If V-ONE receives additional funding, it may be obligated to issue shares of preferred stock and securities convertible into shares of Common Stock. The issuance of such additional shares and securities may substantially dilute the value of V-ONE. Such additional shares and securities may contain terms allowing for, among other things, certain preferences in allocation of net income or profits, in distributions of cash and property or in liquidation. Other terms may possibly include protections against potential dilution of an investor's interest by the issuance of new equity by V-ONE or preemptive and maintenance rights to maintain such equity interest, special voting rights or rights in connection with the potential future registration of V-ONE's securities for sale to the public.

      COMPLETION OF A PRIVATE OFFERING MAY BE SUBJECT TO THE RIGHTS OF THE HOLDERS OF V-ONE PREFERRED STOCK AND 7% NOTES.

      There are currently two outstanding classes of V-ONE's preferred stock. As more particularly set forth in V-ONE's Certificate of Incorporation, holders of shares of V-ONE's Series C and Series D Preferred Stock have rights and preferences that may obligate V-ONE to obtain their consent prior to issuing preferred stock in a private offering. If V-ONE is not able to obtain the consent of these security holders on terms acceptable to prospective investors in an offering, V-ONE may not be able to complete the private offering in a timely manner. Similarly, holders of V-ONE's 7% Subordinated Convertible Notes ("7% Notes") have rights and preferences that may obligate V-ONE to obtain their consent prior to issuing additional securities in a private offering.

      ADVERSE ECONOMIC IMPACT OF A SLOW GLOBAL ECONOMY COULD IMPAIR V-ONE'S REVENUES.

      A slow global economy, as hampered by the events of September 11, 2001, has created an uncertain international economic environment, and management cannot predict the impact of any future terrorist acts or any related military action on V-ONE's customers or their businesses. In particular, V-ONE's commercial customers could be negatively affected by the sluggish international economy. Although management believes that spending on security products will increase as a result of these events, if businesses curtail or eliminate capital spending on information technology, or if downturns in the Internet infrastructure and related markets continue, businesses may delay or cancel orders for security products which could result in reduced or cancelled orders for V-ONE's products. In addition, these uncertain economic times could cause longer sales cycles, payment delays and price pressure, and consequently, V-ONE may not meet its financial forecast.

      V-ONE'S   CONTINUED   LOSSES  AND   ACCUMULATED   DEFICIT   COULD   AFFECT
PROFITABILITY AND MARKET ACCEPTANCE OF V-ONE'S PRODUCTS.

      As of December 31, 2003, V-ONE had an accumulated deficit of approximately $66,514,000. V-ONE is implementing a turnaround business plan, which management believes will enable V-ONE to achieve profitable operating results in the future. V-ONE may not, however, achieve or sustain profitability or significant revenues in the short run. To address these risks, V-ONE must, among other things, continue its emphasis on research and development, successfully execute and implement its marketing strategy, respond to competitive developments and seek to attract and retain talented personnel. V-ONE may be unable successfully to address these risks and the failure to do so could affect V-ONE's ability to fully implement its marketing strategy and achieve profitability and may have a material adverse effect on the market acceptance of V-ONE's products. V-ONE was founded in February 1993 and introduced its first product in December 1994. Accordingly, V-ONE did not generate any significant revenues until 1995 when it commenced sales of its firewall product and introduced its SmartGate client/server system. Revenues for the years 1999, 2000, 2001, 2002 and 2003 were approximately $4,966,000, $4,554,000, $4,990,000, $3,553,000 and
$4,003,000, respectively. Losses attributable to holders of Common Stock for the years 1999, 2000, 2001, 2002 and 2003 were approximately $9,952,000, $9,232,000,
$9,911,000,  $6,335,000  and  $1,392,000,   respectively.   V-ONE's  results  of
operations in recent periods may not be an accurate indication of future results of operations in light of the evolving nature of the network security market and the uncertainty of the demand for Internet and intranet products in general and V-ONE's products in particular.

      SALES TO GOVERNMENT AGENCIES CONSTITUTE A SIGNIFICANT PERCENTAGE OF V-ONE'S REVENUE AND ARE SUBJECT TO VARIOUS POLICIES AND LENGTHY TESTING PERIODS THAT EXPOSE V-ONE TO FINANCIAL RISKS.

      No government agency or department has an obligation to purchase products from V-ONE in the future and the government may terminate its contracts without cause. Moreover, sales to and contracts with government agencies are subject to reductions or delays in funding, risks of disallowance of costs upon audit, changes in government procurement policies, the necessity to participate in competitive bidding and, with respect to contracts involving prime contractors or government-designated subcontractors, the inability of such parties to perform under their contracts. In addition, product implementation in government sales may be subject to extended periods of rigorous validation testing and a lengthy approval process by government agencies and bureaus within an agency. Such testing and approval may delay contract awards and payments to V-ONE under such contracts. V-ONE estimates that for the fiscal year ended December 31, 2003, sales to the U.S. government constituted approximately 67% of its revenue. V-ONE expects to derive a significant amount of its revenue in 2004 from sales to government agencies.

      RISKS OF COMPETITION COULD AFFECT V-ONE'S MARKET SHARE AND ADVERSELY AFFECT REVENUE AND PROFITABILITY.

      V-ONE faces intense competition in all of its market segments. The market for network security products is very competitive and V-ONE expects competition to intensify in the future. There can be no assurance that V-ONE's products will command a significant share of the network security market. Many of V-ONE's competitors have significantly greater resources, generate higher revenue and have greater name recognition than V-ONE. There can be no assurance that V-ONE's competitors will not develop products that are superior to those developed by V-ONE or adapt more quickly than V-ONE to new technologies or evolving industry trends. Increased competition may result in price reductions, reduced gross margins or loss of market share, any of which could have a material adverse effect on V-ONE's revenue stream. There is no assurance that V-ONE will be able to compete effectively against current or future competitors.

      RISK OF ERRORS, FAILURES AND PRODUCT LIABILITY COULD AFFECT MARKET ACCEPTANCE OF V-ONE'S PRODUCTS.

      The complex nature of V-ONE's software products can make the detection of errors or failures difficult when products are introduced. If errors or failures are subsequently discovered, this may result in delays, lost revenues, lost customers during the correction process, damage to V-ONE's reputation and claims and damages against V-ONE. A malfunction or the inadequate design of V-ONE's products could result in tort or warranty claims. V-ONE generally attempts to reduce the risk of such losses to itself and to the companies from which it licenses technology through warranty disclaimers and liability limitation clauses in its license agreements. V-ONE may not have obtained adequate contractual protection in all instances or where otherwise required under agreements V-ONE has entered into with others. In addition, these measures may not be effective in limiting V-ONE's liability to end users and to the companies from which V-ONE licenses technology. V-ONE currently has liability insurance. However, V-ONE's insurance coverage may not be adequate and any product liability claim against V-ONE for damages resulting from security breaches could be substantial. In addition, a well-publicized actual or perceived security breach could adversely affect V-ONE's customer relationships and the market's perception of security products in general or V-ONE's products in particular.

      RISK OF DEVELOPMENT DELAYS COULD AFFECT V-ONE'S ABILITY TO MEET DELIVERY SCHEDULES.

      V-ONE may experience delays in software development triggered by factors such as insufficient staffing or the unavailability of development-related software, hardware or technologies. Further, when developing new software products, V-ONE's schedules may be altered as a result of changes to the product specifications in response to customer requirements, market developments, performance problems or V-ONE-initiated changes. In the past, alterations to the in-process development of a product have caused delays in the product's development schedule and have adversely affected V-ONE's ability to timely provide enhancements for the product. When developing complex software products, the technology market may shift during the development cycle, requiring V-ONE either to enhance or change a product's specifications. All of these factors may cause a product to enter the market behind schedule, which may adversely affect market acceptance of the product or place it at a disadvantage to a competitor's product that has already gained market share or market acceptance during the delay.

      RISKS RELATING TO EVOLVING DISTRIBUTION CHANNELS COULD HINDER MARKETING INITIATIVES.

      V-ONE relies on its direct sales force and its channel distribution strategy for the sale and marketing of its products. V-ONE's sales and marketing organization may be unable to successfully compete against the more extensive and well-funded sales and marketing operations of certain of its current and future competitors. V-ONE's distribution strategy involves the development of relationships with resellers and international distributors and the implementation of strategic partnering initiatives to enable V-ONE to achieve broad market penetration. However, V-ONE may be unable to complete strategic partnering initiatives or continue to attract integrators and resellers that will be able to market V-ONE's products effectively and that will be qualified to provide timely and cost-effective customer support and service. V-ONE ships products to distributors, integrators and resellers on receipt of a purchase order, and its distributors, integrators and resellers generally carry competing product lines. Current distributors, integrators and resellers may not continue to represent V-ONE's products. The inability to recruit, or the loss of, important sales personnel, distributors, integrators or resellers could hinder V-ONE's marketing initiatives and its ability to achieve broader market penetration.

      RISKS  ASSOCIATED  WITH LONG  SALES  CYCLE  MAKE IT  DIFFICULT  TO PREDICT
RESULTS.

      The sales cycle associated with V-ONE's products is lengthy due to a number of significant risks over which V-ONE has little or no control. While it varies from sale to sale, the average length of V-ONE's sales cycle can be six months or more. As a result, V-ONE finds it difficult to predict quarterly results, and order backlog, if any, at the beginning of any period may represent only a small portion of that period's expected revenues. As a result, product revenues in any period will be substantially dependent on orders booked and registered in that period.

      MARKET VOLATILITY COULD AFFECT V-ONE'S STOCK PRICE.

      The market price of V-ONE's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of new products by V-ONE or its competitors and changes in financial estimates by securities analysts or other events. Moreover, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many technology companies and that has often been unrelated and disproportionate to the operating performance of such companies. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may adversely affect the market price of V-ONE's Common Stock.

      V-ONE DEPENDS ON KEY PERSONNEL WHO WOULD BE DIFFICULT TO REPLACE.

      V-ONE's success depends, to a large extent, upon the performance of its senior management and its technical, sales and marketing personnel. There is intense competition in the software security industry to hire and retain qualified personnel. V-ONE's success will depend upon its ability to retain and, if necessary, hire additional key personnel. The loss of key personnel or the inability to attract additional qualified personnel could materially and adversely affect V-ONE's results of operations and product development efforts. V-ONE has entered into an employment agreement with Margaret E. Grayson, its President and Chief Executive Officer, that provides for fixed terms of employment. However, V-ONE has not historically provided such types of employment agreements to its other employees. This practice may adversely affect V-ONE's ability to attract and retain the necessary technical, management and other key personnel.

                       WHERE YOU CAN FIND MORE INFORMATION

      A Registration Statement on Form S-2 ("Registration Statement") under the Securities Act of 1933 relating to the securities offered by this prospectus has been filed by V-ONE with the SEC in Washington, DC. This prospectus does not contain all of the information set forth in the Registration Statement and its exhibits and schedules. Some financial and other information relating to V-ONE is contained in the documents indicated below under "Incorporation of Certain Documents by Reference." This information is not presented in this prospectus. For further information with respect to V-ONE and the securities offered by this prospectus, reference is made to such Registration Statement, exhibits and schedules.

      Statements contained in this prospectus as to the contents of any contract or other document summarize only the material terms and provisions of such contracts or other documents. In each instance, reference is made to the copy of such contract or other document filed as exhibits to the Registration Statement, each such statement being qualified in all respects by such reference.

      Copies of the Registration Statement may be inspected without charge or may be obtained from the SEC upon the payment of certain fees prescribed by the SEC at the public reference facilities maintained by the SEC in Washington, DC at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC.

      V-ONE is subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, V-ONE files periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information concerning V-ONE may be inspected or copied at the public reference facilities at the SEC located at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of such documents can be obtained at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, DC 20549, at prescribed rates or by reference to V-ONE on the SEC's Worldwide Web page (http://www.sec.gov).

                    DOCUMENTS DELIVERED WITH THIS PROSPECTUS

      This prospectus is accompanied by a copy of V-ONE's Annual Report on Form 10-K for the fiscal year ended December 31, 2003. The information in this prospectus should be read together with the accompanying Annual Report on Form 10-K.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, which have been filed by V-ONE with the SEC, are incorporated in this prospectus by reference:

      (1) V-ONE's Annual Report on Form 10-K for the year ended December 31, 2003; and

      (2) All other reports filed by V-ONE pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2003.

      V-ONE will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the foregoing documents referred to above that have been incorporated in this prospectus by reference but have not been delivered with this prospectus. Exhibits to such documents will not be provided (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests for such documents should be directed to: V-ONE Corporation, 20300 Century Boulevard, Suite 200, Germantown, Maryland 20874, Attention: Margaret E. Grayson, President and Chief Executive Officer. Ms. Grayson's telephone number is (301) 515-5246.

                              SELLING STOCKHOLDERS

      In the closing of the private placement of the 7% Notes on February 27, 2004, V-ONE granted registration rights to the purchasers of the 7% Notes whereby V-ONE is obligated, in certain instances, to register the shares of Common Stock issuable upon conversion of the 7% Notes and exercise of the warrants granted in connection with the offering of the 7% Notes. For a detailed description of the terms of the 7% Notes and warrants, refer to the discussion of "7% Subordinated Convertible Notes" in the Description of Securities section of this prospectus on page 14.

      The following table sets forth the names of the stockholders selling shares of Common Stock in this offering, the number of shares of Common Stock beneficially owned by each selling stockholder as of March 23, 2004 (except as noted below) and the number of shares of Common Stock that may be offered for sale pursuant to this prospectus by each such selling stockholder.

      The selling stockholders own their shares either in the form of (i) 7% Notes convertible into shares of Common Stock or (ii) warrants to purchase shares of Common Stock. In some instances, the shares offered pursuant to this prospectus may be sold by the pledgees, donees or transferees of or other successors in interest to the selling stockholders. Except as set forth below, none of the selling stockholders has held any position, office or other material relationship with V-ONE or any of its affiliates within the past three years other than as a result of the transaction that results in its ownership of shares of Common Stock.

      The shares may be offered from time to time by the selling stockholders named below. However, the selling stockholders are under no obligation to sell all or any portion of such shares, nor are the selling stockholders obligated to sell any such shares immediately pursuant to the Registration Statement. Because the selling stockholders may sell all or part of their shares, no estimate can be given as to the number of shares of Common Stock that will be held by any selling stockholder after termination of any offering made by this prospectus.

                                                                    COMMON STOCK BENEFICIALLY
                                                                      OWNED AFTER OFFERING IF
                                                              ALL OFFERED SHARES ARE SOLD (1)
                                                              -------------------------------
                                   SHARES OF COMMON
                                         STOCK        COMMON STOCK                PERCENT OF
NAME OF SELLING                      BENEFICIALLY        OFFERED       NUMBER     OUTSTANDING
STOCKHOLDER                         OWNED PRIOR TO      HEREBY(2)     OF SHARES     SHARES
                                       OFFERING
---------------------------------------------------------------------------------------------
Aaron Lehmann                            200,000          200,000         0            *
Burnham Hill Holdings LLC                375,000          375,000         0            *
Chris Kamberis                           200,000          200,000         0            *
Congregation Mishkan Sholom              500,000          500,000         0          1.1%
Daniel H. Schneiderman                    75,000           75,000         0            *
David Wiener Revocable Trust-96          250,000          250,000         0            *
Eric B. Eisenberg                        150,000          150,000         0            *
H. C. Wainwright & Co., Inc.           1,260,000        1,260,000(3)      0          2.8%
Iroquois Capital, LP                   1,000,000        1,000,000         0          2.2%
James H. Caplan                          300,000          300,000         0            *
James R. Kuster                          250,000          250,000         0            *
Jeffrey Haltman & Donna Haltman          250,000          250,000         0            *
JTWROS
John Jay Gebhardt                        250,000          250,000         0            *
Jonathan Spencer & Joni Spencer          250,000          250,000         0            *
Kennebec Resources Inc.                  500,000          500,000         0          1.1%
Leo Flotron                              500,000          500,000         0          1.1%
Lon E. Bell                              500,000          500,000         0          1.1%
Marital Trust GST Subject u/w/o          500,000          500,000         0          1.1%
Leopold Salkind
Mark A. Quinn                            200,000          200,000         0            *
Mark Capital LLC                         500,000          500,000         0          1.1%
Nicholas Castronuovo Jr.                 200,000          200,000         0            *
Northbar Capital                         250,000          250,000         0            *
Patricia A. Buchauer                     125,000          125,000         0            *
Richard K. Abbe                          700,000          700,000         0          1.5%
Richard Reiss                            600,000          600,000         0          1.3%
Robert J. Neborsky MD Inc.               250,000          250,000         0            *
Combination Retirement Trust

                                                8

                                                                    COMMON STOCK BENEFICIALLY
                                                                      OWNED AFTER OFFERING IF
                                                              ALL OFFERED SHARES ARE SOLD (1)
                                                              -------------------------------
                                   SHARES OF COMMON
                                         STOCK        COMMON STOCK                PERCENT OF
NAME OF SELLING                      BENEFICIALLY        OFFERED       NUMBER     OUTSTANDING
STOCKHOLDER                         OWNED PRIOR TO      HEREBY(2)     OF SHARES     SHARES
                                       OFFERING
---------------------------------------------------------------------------------------------
Robert L. Hermanos                       250,000          250,000         0            *
Robert Nathan                            150,000          150,000         0            *
Scot Cohen                               800,000          800,000         0          1.7%
Sherbrooke PTNRS LTD                     375,000          375,000         0            *
Vertical Ventures, LLC                   750,000          750,000         0          1.6%
WEC Partners LLC                         500,000          500,000         0          1.1%
Wilson Craig                             300,000          300,000         0            *
-------------------

*    Less than 1%.

(1)  Assumes the sale of all shares.

(2)  Unless  otherwise  indicated,  consists of shares  issuable upon the  conversion of 7%
     Notes and the exercise of  detachable  warrants.  Does not include  shares  payable as estimated accrued interest on the 7% Notes.

(3)  Consists of shares  issuable upon the exercise of warrants  granted to placement agent in connection with the 7%  Notes offering.

      From time to time, the selling stockholders may transfer, pledge, donate or assign their shares to lenders, family members and others and upon acquiring the shares, such persons will be deemed to be selling stockholders for purposes of this prospectus. The number of shares beneficially owned by the selling stockholders who so transfer, pledge, donate or assign shares will decrease as and when they take such actions. The plan of distribution for shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder.

                                 USE OF PROCEEDS

      There will be no proceeds to V-ONE from the sale of the shares by the selling stockholders. Any proceeds from the sales of Common Stock received by the selling stockholders will be retained by the selling stockholders.

      V-ONE will pay substantially all of the expenses incident to the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents and the expenses of counsel to the selling stockholders. Such expenses are estimated to be approximately $50,000. V-ONE has also agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

                              PLAN OF DISTRIBUTION

      The shares are being offered on behalf of the selling stockholders, and V-ONE will not receive any proceeds from this offering. See "Use of Proceeds." The shares may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or tranferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers

(including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

      The distribution of the shares may be effected in one or more of the following methods:

      o    ordinary brokers' transactions, which may include long or short sales

      o transactions involving cross or block trades or otherwise on the "Pink Sheets" or on any other stock exchange or trading facility on which the Common Stock may be trading

      o purchases by brokers, dealers or underwriters as principals and resale by such purchasers for their own accounts pursuant to this prospectus

      o "at the market" to or through market makers or into an existing market for the Common Stock

      o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents

      o through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise) or

      o any combination of the foregoing, or by any other legally available means.

      In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of Common Stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into options or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares. Those shares may be resold thereafter pursuant to this prospectus.

      In addition, the selling stockholders from time to time may sell short the Common Stock of V-ONE. In such instances, this prospectus may be delivered in connection with such short sales and the shares may be used to cover such short sales. Any or all of the sales or other transactions involving the shares described above may be made pursuant to this prospectus, whether effected by the selling stockholders, any broker-dealer or others. In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis.

      Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular broker-dealer may be less than or in excess of customary commissions. The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither V-ONE nor any selling stockholder can presently estimate the amount of such compensation. V-ONE knows of no existing arrangements between any selling stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

      Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to V-ONE's Common Stock for a period of one business day prior to the commencement of such distribution and ending upon such person's completion of participation in the distribution, subject to certain exceptions for passive market making transactions. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of Common Stock by the selling stockholders.

      At the time a particular offer of shares is made, to the extent required, a supplemental prospectus will be distributed that will set forth the number of shares being offered and the terms of the offering including the name or names of the selling stockholders and any underwriters, dealers or agents, the purchase price paid by an underwriter for the shares purchased from the selling stockholders and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

      In order to comply with the securities laws of some states, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers.

                            DESCRIPTION OF SECURITIES

GENERAL

      V-ONE is authorized to issue up to 75,000,000 shares of Common Stock, $0.001 par value per share, and 13,333,333 shares of preferred stock, $0.001 par value per share.

      The following summary of certain provisions of V-ONE's Common Stock and preferred stock contains only the material provisions of V-ONE's capital stock, the complete provisions of which may be found in and are subject to V-ONE's Restated Certificate of Incorporation and Restated Bylaws and are subject to the provisions of applicable law.

COMMON STOCK

      As of March 23, 2004, there were 30,277,881 shares of Common Stock outstanding that were held of record by approximately 220 stockholders.

      The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Dividends, if any, may be declared by the Board of Directors out of funds legally available for the payment of dividends. Dividends may be paid in cash, in property or in shares of capital stock. In the event of any voluntary or involuntary liquidation, sale, or winding up of V-ONE, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, including, but not limited to, notes of V-ONE, and liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights to subscribe for any of V-ONE's securities or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

      V-ONE's Board of Directors has the authority to issue up to 13,333,333 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by shareholders. The issuance of preferred stock may have the effect of delaying or preventing a change in control of V-ONE. V-ONE currently has 42,904 shares of Series C Preferred Stock ("Series C Shares") outstanding and 3,021,000 shares of Series D Convertible Preferred Stock ("Series D Shares") outstanding.

      Series C Preferred Stock
      ------------------------

      On September 9, 1999, V-ONE issued 335,000 Series C Shares and non-detachable warrants to purchase 3,350,000 shares of Common Stock ("Series C Warrants"). Each Series C Share was issued with a Series C Warrant to purchase ten shares of Common Stock. The Series C Warrants are immediately exercisable at a price of $2.625 per share and will remain exercisable until 90 days after all of the Series C Shares have been redeemed and the shares of the Common Stock underlying the Series C Warrants have been registered for resale.

      The Series C Shares bear cumulative compounding dividends at an annual rate of 10.0% for the first five years, 12.5% for the sixth year and 15.0% in and after the seventh year. The dividends may be paid in cash, or at the option of V-ONE, in shares of registered Common Stock. The Series C Shares are not convertible and rank senior to the Common Stock and Series D Shares as to payment of dividends and distributions of assets upon liquidation, dissolution or winding up of V-ONE. Holders of the Series C Shares are entitled to a liquidation preference of $26.25 per share. There are no sinking fund provisions applicable to the Series C Shares.

      At least 51.0% of the outstanding Series C Shares must vote affirmatively as a separate class for (i) the voluntary liquidation, dissolution or winding up of V-ONE, (ii) the issuance of any securities senior to the Series C Shares,
(iii) the  declaration  or payment of a cash  dividend on all junior  stocks and
(iv) certain  amendments to V-ONE's  Certificate  of  Incorporation  and Bylaws.
Prior to the exercise of the Series C Warrants, the holders of Series C Shares are entitled to ten common votes for each Series C Share on all matters on which common stockholders are entitled to vote, except in connection with the election of the Board of Directors. As long as at least 51.0% of the Series C Shares are outstanding, the holders shall have the right to elect one director to V-ONE's Board of Directors.

      V-ONE has the right to redeem the outstanding Series C Shares in whole (i) at any time after the third anniversary of the issuance date, (ii) upon the closing of an underwritten public offering in excess of $20 million and at a price in excess of $6.50 per share or (iii) prior to the third anniversary of the issuance date if the average closing bid price of the Common Stock for any 20 trading days during any 30 trading days ending within five trading days prior to the date of notice of redemption is at least $3.9375 per share. The redemption price will be paid in cash in full and will be equal to the greater of $26.25 per share or the fair market value of each Series C Share plus all unpaid dividends.

      At any time after all of the Series C Warrants have been exercised by a holder, that holder shall have the right to require V-ONE to redeem all of its then outstanding Series C Shares. The redemption price for each Series C Share is $26.25 per share plus all unpaid dividends and is payable at the option of V-ONE in either cash or shares of Common Stock.

      Series D Convertible Preferred Stock
      ------------------------------------

      On February 14, 2001, V-ONE issued 3,675,000 Series D Shares and detachable warrants to purchase 735,000 shares of Common Stock ("Series D Warrants"). The Series D Shares were sold in units, with each unit consisting of five Series D Shares and a Series D Warrant to purchase one share of Common Stock. The Series D Warrants were exercisable at a price of $2.29 per share and were exercisable through February 14, 2004.

      The Series D Shares bear cumulative compounding dividends at an annual rate of 10.0% for the first five years, 12.5% for the sixth year and 15.0% in and after the seventh year. The dividends may be paid in cash, or at the option of V-ONE, in shares of registered Common Stock. The Series D Shares are convertible at any time into shares of Common Stock at the initial conversion price of $1.91 and the initial conversion ratio of one Series D Share for one share of Common Stock. Both the conversion price and conversion ratio are subject to equitable adjustment for stock splits, stock dividends, combinations, and similar transactions, and in the event V-ONE issues shares of Common Stock at a purchase price less than the then current conversion price. The Series D Shares will be automatically converted into Common Stock upon the closing of an underwritten public offering in excess of $20 million and at a price in excess of $3.00 per share.

      The Series D Shares rank senior to the Common Stock and junior to the Series C Shares as to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of V-ONE. Holders of the Series D Shares are entitled to a liquidation preference equal to the greater of (i) $1.91 plus any unpaid accrued preferred dividends and (ii) the dollar value per share for the Series D Shares that a holder of such shares would have been entitled to receive had such shares been converted into Common Stock immediately prior to the liquidation, dissolution or winding up of V-ONE. There are no sinking fund provisions applicable to the Series D Shares.

      Except as to matters addressed in the next sentence, the holders of the Series D Shares have the right to vote that number of shares equal to the number of shares of Common Stock issuable upon the conversion of their Series D Shares and vote together with the holders of Common Stock as a single class. For so long as at least 51.0% of the number of Series D Shares outstanding on February 14, 2001 remains outstanding, the affirmative vote or consent of the holders of at least 51.0% of the then outstanding number of Series D Shares, voting separately as a class, is required for (i) the voluntary liquidation, dissolution or winding up of V-ONE, (ii) the issuance of any securities senior to or on parity with the Series D Shares, (iii) the declaration or payment of a cash dividend on all junior stocks and (iv) certain amendments to V-ONE's Certificate of Incorporation and Bylaws.

      V-ONE has the right to redeem the outstanding Series D Shares in whole at any time after February 14, 2004. The redemption price will be paid in cash in full and be the greater of $1.91 per share or the fair market value of each Series D Share plus all unpaid dividends.

      Beginning on February 14, 2007, and for each of the next three years thereafter, the holders of Series D Shares will have the cumulative right to require V-ONE to redeem annually up to one-fourth of the Series D Shares issued by V-ONE to each such holder. The redemption right can be settled through the issuance of Common Stock, at the option of V-ONE. The redemption price for each Series D Share is $1.91 per share plus all unpaid dividends.

      Dividends Payable on Preferred Stock
      ------------------------------------

      The table below addresses the effect that certain future fluctuations in the market price of V-ONE Common Stock will have on the number of shares of Common Stock payable as dividends on the Series C and Series D Shares.

------------------------------------------------------------------------------------------------
                                                Number of Shares of Common Stock
                                             Payable as Dividends on Preferred Stock
                                  --------------------------------------------------------------
                                   Market Price
                                   at March 23,
                     Dividends         2004        25% Decrease    50% Decrease    75% Decrease
                      Accrued        ($.345)         ($.25875)       ($.1725)       ($.08625)
------------------------------------------------------------------------------------------------
Outstanding
Series C
Preferred Stock     $574,155.00      1,664,217       2,218,957       3,328,435       6,656,870
------------------------------------------------------------------------------------------------
Outstanding
Series D
Preferred Stock   $1,943,610.00      5,633,652       7,511,536      11,267,304      22,534,608
------------------------------------------------------------------------------------------------

DEBT

      8% Secured Convertible Notes
      ----------------------------

      In closings on July 23 and 26 and August 2, 2002, V-ONE issued 8% Secured Convertible Notes ("8% Notes") with detachable warrants for an aggregate principal amount of $1,188,000. The 8% Notes mature 180 days after issuance with an additional 180-day extension available at the option of the Company or the holders. The rate of interest payable during such extension of the 8% Notes is 10% per annum.

      The holders may convert the principal amount of their 8% Notes plus accrued interest at any time prior to maturity into (i) V-ONE Common Stock at a conversion price equal to the greater of $0.25 per share or 60% of the average closing sales price of the Company's Common Stock for the five trading day period immediately preceding the Company's receipt of the holders' notification of conversion or (ii) new V-ONE securities issued in any round of financing the gross proceeds of which are greater than $3,000,000 at a conversion price based upon the price at which the new securities are convertible into V-ONE Common Stock.

      Notwithstanding the previous paragraph, if, prior to maturity, V-ONE receives gross proceeds of $3,000,000 or more from the sale of new securities, then the holders must convert the principal amount of their 8% Notes plus accrued interest into (i) shares of Common Stock at the Common Stock conversion price or (ii) shares of new securities at the new securities conversion price. The holders, however, will have no mandatory conversion obligation if V-ONE receives gross proceeds of $6,000,000 or more from the sale of new securities.

      An event of default will occur if V-ONE defaults in the payment of the 8% Notes and the default continues for five days, or upon the occurrence of other typical default events, including, but not limited to, an assignment for the benefit of creditors, an adjudication of bankruptcy, an application for the appointment of a trustee or receiver or the dissolution of V-ONE. If an event of default occurs, the 8% Notes will bear interest at the fixed rate of 15% from the date of acceleration resulting from the default. The 8% Notes are secured by all of V-ONE's assets, except for proprietary technology, intellectual property and source code information.

      For so long as any of the 8% Notes remain outstanding, V-ONE shall not, without the consent of the placement agent for the 8% Note offering or of a majority of the principal amount of the 8% Notes outstanding, declare or pay any cash dividend or purchase, retire or otherwise acquire for value any of its capital stock.

      In connection with the 8% Notes offering, V-ONE issued detachable warrants to purchase 1,188,000 shares of Common Stock to provide 100% warrant coverage to the holders of the 8% Notes. The exercise price of the warrants is $0.50 per share and they are exercisable for a period beginning six months after issuance and ending five years after issuance. V-ONE will have the right to require the exercise of the warrants if the closing sales price of V-ONE Common Stock is equal to or greater than $3.00 per share for any consecutive 20 trading days and the shares of Common Stock underlying the warrants have been registered under the Securities Act of 1933.

      The exercise price and number of shares of Common Stock to be issued upon exercise of the warrants are subject to equitable adjustment in the event of stock dividends, stock splits and similar events affecting the Common Stock. In addition, if V-ONE issues any shares of Common Stock or equivalents at a purchase price less than the then current market price of the Common Stock or the warrant exercise price, the exercise price will be equitably reduced, and number of shares of Common Stock to be issued upon exercise of the warrants adjusted accordingly.

      Also in connection with the 8% Notes offering, V-ONE granted warrants to purchase a total of 336,750 shares of Common Stock to Joseph Gunnar & Co., LLC and LaSalle St. Securities, LLC, placement agent and subagent, respectively, for the 8% Notes offering. The terms of the placement agent warrants mirror those of the detachable warrants granted in connection with the 8% Notes offering.

      In connection with its efforts to raise capital, V-ONE agreed in January 2003 to adjust the exercise price of the warrants from $.50 per share to $.15 per share and elected to extend the 8% Notes for an additional 180 days. V-ONE paid the interest accrued under the initial term of the 8% Notes. In July 2003, V-ONE requested and received an extension of the 8% Notes for an additional 180 days and agreed to an increase in the interest rate from 10% to 12% during the extension period. In connection with a restructuring of the 8% Notes, V-ONE agreed in January 2004 to adjust the conversion price of certain 8% Notes constituting $150,000 in principal to $.18 per share in exchange for an extension of the term of such notes to July 15, 2004 at an interest rate of 10%. Also in connection with the January 2004 restructuring, V-ONE adjusted the conversion price of the remaining 8% Notes outstanding, which constituted $343,000 in principal, to $.15 per share and the holders of such notes converted them into 2,286,667 shares of Common Stock.

      7% Subordinated Convertible Notes
      ---------------------------------

      In  a  closing  on  February  27,  2004,   V-ONE  issued  7%  Subordinated
Convertible Notes ("7% Notes") with warrants for an aggregate principal amount of $1,200,000. The 7% Notes mature on February 27, 2009. Interest at the rate of 7% per annum is payable semi-annually at the option of V-ONE in cash or in shares of Common Stock. The 7% Notes rank senior to the Common Stock and junior to the Series C Shares and Series D Shares as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of V-ONE. So long as at least $500,000 of the principal amount of the 7% Notes is outstanding, the affirmative vote of the holders of at least 75% of the principal amount of the 7% Notes outstanding is required to issue any securities that rank senior to or on parity with the 7% Notes.

      The holders may convert the principal amount of their 7% Notes, in whole or in part, at any time into shares of Common Stock at a conversion price of $.20 per share. In addition, subject to certain terms, the principal amount of the 7% Notes plus all accrued and unpaid interest shall automatically convert into shares of Common Stock at the then current conversion price on the earlier of (i) February 27, 2009 and (ii) the first date which is at least 180 days following the effective date of the Registration Statement providing for the resale of the shares of Common Stock issuable upon conversion of the 7% Notes that the closing bid price of V-ONE Common Stock exceeds $1.00 for a period of 20 consecutive trading days.

      An event of default will occur if V-ONE fails to make any principal payment under the 7% Notes, V-ONE fails to make any interest payment for a period of five days after such payment is due, V-ONE fails to timely file the Registration Statement providing for the resale of the shares of Common Stock issuable upon conversion of the 7% Notes or the Registration Statement is not declared effective by the SEC within 180 days of February 27, 2004, the effectiveness of the Registration Statement lapses for a period of 20 consecutive trading days, or upon the occurrence of other default events, including, but not limited to, an assignment for the benefit of creditors, an application for the appointment of a trustee or receiver or the commencement of a bankruptcy proceeding. If an event of default occurs, the Notes will bear interest at the lesser of 12% and the maximum applicable legal rate per annum from the date of the event of default until such default is cured.

      Upon the occurrence of certain events of default and other triggering events, a 7% Note holder shall have the right to require V-ONE to prepay in cash all or a portion of the holder's 7% Note at 120% of the aggregate principal amount of the 7% Note, plus all accrued and unpaid interest. Similar provisions apply if V-ONE cannot fully convert a 7% Note into shares of registered Common Stock upon the receipt of a proper conversion notice from the holder. In addition, in the event of a major corporate transaction such as the consolidation, merger or other business combination of V-ONE into another entity or a sale or transfer of more than 50% of V-ONE's assets, the 7% Note holder shall have the right to require V-ONE to prepay in cash all or a portion of the holder's 7% Note at 100% of the aggregate principal amount of the 7% Note, plus all accrued and unpaid interest. If the major corporate transaction is consummated within six months of the issuance of the 7% Note, then the prepayment shall be at 110% of the aggregate principal amount of the 7% Note, plus all accrued and unpaid interest. Also, beginning one year after the issuance of the 7% Notes, V-ONE may prepay any portion or all of the outstanding principal balance of the 7% Notes together with all accrued and unpaid interest at 110% of the aggregate principal amount of the 7% Notes plus any accrued and unpaid interest.

      For twelve months after the issuance of the 7% Notes, each holder shall have a right of first refusal to purchase its pro rata portion of V-ONE Common Stock (or any securities convertible, exercisable or exchangeable into Common Stock) offered to a third party in a private transaction on the same terms as those offered to the third party, other than in certain permitted financings. If a holder elects not to exercise its right of first refusal, the other holders may participate on a pro rata basis. If the holders do not participate, V-ONE may proceed with the transaction with the third party.

      In connection with the 7% Notes offering, V-ONE issued detachable warrants to purchase 6,000,000 shares of Common Stock to the holders of the 7% Notes. The warrants are exercisable beginning on August 27, 2004 at an exercise price of $0.25 per share and expire on August 27, 2008. Beginning 180 days after the effective date of a Registration Statement providing for the resale of the shares of Common Stock issuable upon conversion of the 7% Notes and exercise of the warrants, V-ONE may call up to 100% of the warrants if the per share market value of its Common Stock has been greater than $.75 for a period of 20 consecutive trading days by issuing a call notice to the warrant holders. The rights and privileges granted to a warrant holder with respect to the shares subject to the call notice shall expire on the twentieth day after the holder receives the call notice if the holder does not exercise the warrant. If the holder does not exercise the warrant, V-ONE shall remit to the warrant holder
(i) $.01 per share subject to the call notice and (ii) a new warrant representing the number of shares of Common Stock, if any, which were not subject to the call notice.

      The exercise price and number of shares of Common Stock to be issued upon conversion of the 7% Notes and exercise of the warrants are subject to equitable adjustment in the event of stock dividends, stock splits and similar events affecting the Common Stock. In addition, if V-ONE issues any shares of Common Stock or equivalents at a purchase price less than the then current conversion price for the 7% Notes or warrant exercise price, the conversion price and warrant exercise price will be equitably reduced, and number of shares of Common Stock to be issued upon conversion of the 7% Notes and exercise of the warrants adjusted accordingly. However, in no event shall the conversion price, or exercise price in the event of the issuance of V-ONE securities at less than the current warrant exercise price, be less than $.15 per share.

      Also in connection with the 7% Notes offering, V-ONE granted a warrant to purchase up to a total of 1,260,000 shares of Common Stock to H.C. Wainwright & Co., Inc., placement agent for the 7% Notes offering. The terms of the placement agent warrant mirror those of the warrants granted in connection with the 7% Notes offering.

      V-ONE has granted registration rights to the purchasers of the Series C and Series D Shares and the 7% and 8% Notes whereby V-ONE is obligated, in certain instances, to register the shares of Common Stock issuable upon conversion of the Series D Shares and 7% and 8% Notes and exercise of the warrants attached to the Series C and Series D Shares and 7% and 8% Notes.

                                  LEGAL MATTERS

      Certain legal matters with respect to the issuance of the shares of Common Stock offered by this prospectus have been passed upon for V-ONE by Kirkpatrick & Lockhart LLP, 1800 Massachusetts Avenue, NW, Washington, DC 20036.

                                     EXPERTS

      The financial statements and schedule of V-ONE at December 31, 2003 and 2002, appearing in V-ONE's Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Aronson & Company, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the financial statements) included therein and incorporated herein by reference. The financial statements and schedule of V-ONE for the period ended December 31, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the financial statements) included therein and incorporated herein by reference. Such financial statements and schedules are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

      No  dealer,  salesperson  or any  other
person is authorized to give any  information
or to make any  representations in connection
with this  prospectus  and, if given or made,
such information or representations  must not           15,360,000 Shares
be relied upon as having been  authorized  by
V-ONE. This prospectus does not constitute an
offer to sell or a  solicitation  of an offer
to buy any security other than the securities
offered  by this  prospectus,  or an offer to
sell or a solicitation of an offer to buy any
securities by anyone in any  jurisdiction  in
which  such  offer  or  solicitation  is  not
authorized  or is  unlawful.  The delivery of
this   prospectus   shall   not,   under  any
circumstances,  create any  implication  that
the  information  herein is correct as of any          V-ONE CORPORATION
time   subsequent   to  the   date   of  this          -----------------
prospectus.

           ------------------------


             TABLE OF CONTENTS

                                        Page
                                        ----             COMMON STOCK

V-ONE CORPORATION..........................2
RISK FACTORS...............................2
WHERE YOU CAN FIND MORE INFORMATION........6
DOCUMENTS DELIVERED WITH THIS
PROSPECTUS.................................6
INCORPORATION OF CERTAIN DOCUMENTS
BY REFERENCE...............................7
SELLING STOCKHOLDERS.......................7          -------------------
USE OF PROCEEDS............................9
PLAN OF DISTRIBUTION.......................9              PROSPECTUS
DESCRIPTION OF SECURITIES.................11
LEGAL MATTERS.............................16          -------------------
EXPERTS...................................16



                                                        ____________, 2004

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

      The following table sets forth the expenses expected to be incurred by V-ONE Corporation ("V-ONE") in connection with the sale and distribution of the shares of Common Stock being registered. With the exception of the registration fee, all amounts shown are estimates.

         SEC registration fee..............................           $671.41
         Printing and engraving expenses...................          2,000.00
         Legal fees and expenses ..........................         20,000.00
         Accounting fees and expenses......................          7,500.00
         Miscellaneous fees and expenses...................          3,000.00
                                                               ---------------
                 Total.....................................        $33,171.41
                                                               ===============

Item 15.  Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law, as amended ("DGCL"), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

      Article Ninth of V-ONE's Amended and Restated Certificate of Incorporation provides that V-ONE shall indemnify, to the fullest extent now or hereafter permitted by law, each director, officer, employee or agent (including each former director, officer, employee or agent) of V-ONE who was or is made party to or a witness in or is threatened to be made a party to or a witness in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an authorized representative of V-ONE, against all expenses (including attorneys' fees and disbursements), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

      Article VI, Section 6.1 of V-ONE's Amended Bylaws provides that each person who was or is made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding") by reason of the fact that he is or was a director, officer, agent or employee of V-ONE, shall be indemnified and held harmless by

V-ONE to the fullest extent authorized by DGCL, as the same exists or may hereafter be amended, against any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person in connection therewith. Notwithstanding the foregoing, no director shall be indemnified nor held harmless in violation of the provisions set forth in V-ONE's Amended and Restated Certificate of Incorporation; and no director, officer, agent or employee shall be indemnified nor held harmless by V-ONE unless:

      (i) In the case of conduct in his/her official capacity with V-ONE, he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of V-ONE;

      (ii) In all other cases, his/her conduct was at least not opposed to the best interests of V-ONE nor in violation of the Amended and Restated Certificate of Incorporation, Bylaws or any agreement entered into by V-ONE; and

      (iii) In the case of any criminal proceeding, he/she had no reasonable cause to believe that his/her conduct was unlawful.

Item 16.  Exhibits.

      Number    Description of Exhibit
      ------    ----------------------

       5        Opinion of Kirkpatrick & Lockhart LLP (to be filed by amendment)
       10.1     Note and Warrant  Purchase  Agreement  dated as of February  27,
                2004 (1)
       10.2     Registration Rights Agreement dated as of February 27, 2004 (1)
       10.3     Form of  Subordinated  Convertible  Note dated February 27, 2004
                (2)
       10.4     Form of  Warrant  to  Purchase  Shares  of  Common  Stock  dated
                February 27, 2004 (2)
       23.1     Consent of Aronson & Company
       23.2     Consent of Ernst & Young LLP
       23.3     Consent of Kirkpatrick & Lockhart LLP (included in Exhibit 5)
       24       Power of Attorney (see page II-4)

      (1) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 8-K dated March 5, 2004.

      (2) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 10-K for the fiscal year ended December 31, 2003.

Item 17.  Undertakings.

(a)   The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) To include any  material  information  with respect to the plan of distribution not previously disclosed in the registration statement;

                PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Germantown, State of Maryland, on March 25, 2004.



                                     V-ONE CORPORATION


                                     By:  /s/ Margaret E. Grayson
                                          ----------------------------
                                          Margaret E. Grayson
                                          President and Chief Executive Officer



      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William E. Odom or Margaret E. Grayson his or her attorney-in-fact, with power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement on Form S-2, and to file same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                                  TITLE                     DATE
---------                                  -----                     ----

                                        President,
/s/ Margaret E. Grayson          Chief Executive Officer,
--------------------------     Principal Financial Officer,      March 25, 2004
Margaret E. Grayson            Principal Accounting Officer
                                       and Director




/s/ Molly G. Bayley
-------------------                     Director                 March 24, 2004
Molly G. Bayley



/s/ Heidi B. Heiden
-------------------                     Director                 March 25, 2004
Heidi B. Heiden




/s/ William E. Odom
-------------------                     Director                 March 25, 2004
William E. Odom

                                  EXHIBIT INDEX

      Number    Description of Exhibit
      ------    ----------------------

       5        Opinion of Kirkpatrick & Lockhart LLP (to be filed by amendment)
       10.1     Note and Warrant  Purchase  Agreement  dated as of February  27,
                2004 (1)
       10.2     Registration Rights Agreement dated as of February 27, 2004 (1)
       10.3     Form of  Subordinated  Convertible  Note dated February 27, 2004
                (2)
       10.4     Form of  Warrant  to  Purchase  Shares  of  Common  Stock  dated
                February 27, 2004 (2)
       23.1     Consent of Aronson & Company
       23.2     Consent of Ernst & Young LLP
       23.3     Consent of Kirkpatrick & Lockhart LLP (included in Exhibit 5)
       24       Power of Attorney (see page II-4)


      (1) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 8-K dated March 5, 2004.

      (2) The information required by this exhibit is incorporated herein by reference to V-ONE's Form 10-K for the fiscal year ended December 31, 2003.